Exhibit 99.1

Press release

RESULTS OF THE ANNUAL GENERAL MEETING ON JUNE 16, 2023

ALL RESOLUTIONS PRESENTED BY THE COMPANY
HAVE BEEN ADOPTED

Paris, France and Cambridge (Massachusetts, USA), June 16, 2023 – 11pm CET - Biophytis SA (Nasdaq CM : BPTS, Euronext Growth Paris : ALBPS), («Biophytis» or the «company»), a clinical-stage biotechnology company focused on the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, today announces the approval by a very large majority of all resolutions presented by the company and falling within the remit of the Annual General Meeting.

Thanks to the mobilization of shareholders, the AGM could be held with a quorum of more than 26% of the shareholders present or represented.

The 10 resolutions presented by the company were approved at a very large majority and were notably comprising the approval of the company’s statutory and consolidated accounts for the fiscal year 2022, the allocation of profit & loss for the fiscal year ended December 31, 2022, and the renewal of Mr. Jean Mariani as a board member.

The results of the votes of the Annual General Meeting will be available on Biophytis’ website from June 19, 2023, under the section « Investors / General Meetings ».

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ABOUT BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, planned to be developed as a treatment for sarcopenia in upcoming Phase 3 clinical trials in the United States, Brazil, and Europe (SARA-31 and SARA-32). It has also been studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A paediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040).

For more information, visit www.biophytis.com.

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Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2022 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Agathe Boggio: agathe.boggio@taddeo.fr – +33 7 62 77 69 42

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

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